Exhibit 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

($ in millions)

	Three Months
	Ended February

	2003		2002

Net Earnings	$662		$524
Add:
Provisions for taxes	356		315
Portion of rents representative of an interest factor	30		30
Interest expense on all indebtedness	1,907		2,102

Earnings, as adjusted	$2,955		$2,971

Fixed charges (1):
Portion of rents representative of an interest factor	30		30
Interest expense on all indebtedness	1,910		2,102

Fixed charges	$1,940		$2,132

Ratio of earnings to fixed charges	1.52	x	1.39	x

(1) Fixed charges include capitalized interest and the interest factor of capitalized rent.